SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Three Months Ended June 30, 2007
Commission File Number 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Translation of registrant’s name into English)
7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑           Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82- ☐.

SIGNATURES

QUARTERLY REPORT
Three Months Ended June 30, 2007
Currency of Presentation and Certain Defined Terms
     In this Quarterly Report, references to “$” or “dollars” or “U.S.$” or “U.S. dollars” are to the legal currency of the United States and references to “Rs.” or “rupees” or “Indian rupees” are to the legal currency of India. Our financial statements are presented in Indian rupees and are prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). Convenience translation into U.S. dollars with respect to the unaudited interim condensed consolidated financial statements is also presented. References to a particular “fiscal” year are to our fiscal year ended March 31 of such year. References to “ADS” are to our American Depositary Shares, to the “FASB” are to the Financial Accounting Standards Board, to “SFAS” are to the Statements of Financial Accounting Standards, to “SAB” are to Staff Accounting Bulletin and to the “EITF” are to the Emerging Issues Task Force.
     References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. All references to “we,” “us,” “our,” “DRL,” “Dr. Reddy’s” or the “Company” shall mean Dr. Reddy’s Laboratories Limited and its subsidiaries. “Dr. Reddy’s” is a registered trademark of Dr. Reddy’s Laboratories Limited in India. Other trademarks or trade names used in this Quarterly Report are trademarks registered in the name of Dr. Reddy’s Laboratories Limited or are pending before the respective trademark registries.
     Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars are based on the noon buying rate in the City of New York on June 29, 2007 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York, which was Rs.40.58 per U.S.$1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.
     Information contained in our website, www.drreddys.com, is not part of this quarterly report and no portion of such information is incorporated herein.
Forward-Looking and Cautionary Statement
     IN ADDITION TO HISTORICAL INFORMATION, THIS QUARTERLY REPORT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “OPERATING AND FINANCIAL REVIEW” AND ELSEWHERE IN THIS REPORT. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AS OF THE DATE HEREOF. IN ADDITION, READERS SHOULD CAREFULLY REVIEW THE INFORMATION IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED AND/OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) FROM TIME TO TIME.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	As of March 31,		As of June 30 ,		As of June 30 ,
	2007		2007		2007
					Convenience
					translation into U.S.$
ASSETS
Current assets:
Cash and cash equivalents	Rs.	17,981,447	Rs.	11,092,200	U.S.$	273,342
Investment securities		15,325		15,839		390
Restricted cash		606,159		20,222		498
Accounts receivable, net of allowances		7,518,878		7,126,597		175,618
Inventories		7,545,580		8,426,231		207,645
Deferred income taxes and deferred charges		557,792		737,908		18,184
Due from related parties		145,086		143,184		3,528
Other current assets		3,096,129		3,504,176		86,352

Total current assets		37,466,396		31,066,357		765,558

Property, plant and equipment, net		12,427,798		12,963,230		319,449
Due from related parties		4,856		5,039		124
Investment securities		1,089,950		1,139,248		28,074
Goodwill		15,540,688		14,865,562		366,327
Intangible assets, net		18,888,413		17,628,754		434,420
Other assets		501,002		540,671		13,324

Total assets	Rs.	85,919,103	Rs.	78,208,863	U.S.$	1,927,276

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Borrowings from banks	Rs.	3,212,676	Rs.	1,007,578	U.S.$	24,829
Current portion of long-term debt		3,670,266		1,904,922		46,942
Trade accounts payable		4,754,978		5,308,102		130,806
Due to related parties		871		13,550		334
Other current liabilities		6,894,642		6,876,397		169,453

Total current liabilities		18,533,433		15,110,549		372,364

Long-term debt, excluding current portion		17,870,983		12,377,193		305,007
Deferred income taxes		7,556,228		7,252,084		178,711
Other liabilities		369,759		366,448		9,030

Total liabilities	Rs.	44,330,402	Rs.	35,106,274	U.S.$	865,113

Minority interest		10,473		7,450		184

Stockholders’ equity:
Equity shares at Rs.5 par value; 200,000,000 shares authorized; Issued and outstanding: 167,912,180 shares and 168,049,852 shares as of March 31, 2007 and June 30, 2007, respectively	Rs.	839,561	Rs.	840,249	U.S.$	20,706
Additional paid-in capital		19,908,837		19,979,083		492,338
Equity options outstanding		564,937		543,176		13,385
Retained earnings		20,091,135		21,916,203		540,074
Equity shares held by a controlled trust: 82,800 shares		(4,882)		(4,882)		(120)
Accumulated other comprehensive income		178,640		(178,690)		(4,403)

Total stockholders’ equity		41,578,228		43,095,139		1,061,980

Total liabilities and stockholders’ equity	Rs.	85,919,103	Rs.	78,208,863	U.S.$	1,927,276

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	For the three months ended June 30,
	2006		2007		2007
					Convenience
					translation into
					U.S.$
Revenues:

Product sales, net of allowances for sales returns (includes excise duties of Rs.648,459 and Rs.156,061 for the three months ended June 30, 2006 and 2007 respectively)	Rs.	13,918,192	Rs.	11,920,903	U.S.$	293,763
Service income		108,198		61,964		1,527
License fees		23,016		191		5

		14,049,406		11,983,058		295,295
Cost of revenues		7,960,457		5,914,180		145,741

Gross profit		6,088,949		6,068,878		149,553
Operating expenses, net :
Selling, general and administrative expenses		3,346,121		3,131,109		77,159
Research and development expenses, net		532,874		806,278		19,869
Amortization expenses		387,809		350,708		8,642
Foreign exchange (gain)/loss,net		74,474		(285,036)		(7,024)
Other operating (income)/expenses, net		(69,534)		807		20

Total operating expenses, net :		4,271,744		4,003,866		98,666

Operating income/(loss)		1,817,205		2,065,012		50,887
Equity in loss of affiliates, net		(15,345)		(4,028)		(99)
Other income/(expense), net		(196,658)		(57,468)		(1,416)

Income before income taxes and minority interest		1,605,202		2,003,516		49,372
Income taxes (expense)/benefit		(207,540)		(181,471)		(4,472)
Minority interest		(50)		3,023		74

Net income	Rs.	1,397,612	Rs.	1,825,068	U.S.$	44,975

Earnings per equity share
Basic		9.11		10.87		0.27
Diluted		9.07		10.82		0.27
Weighted average number of equity shares used in computing earnings per equity share
Basic		153,397,582		167,927,309		167,927,309
Diluted		154,023,870		168,727,641		168,727,641
See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE
INCOME
(in thousands, except share and per share data)

										Equity Shares held
										by a Controlled Trust
								Accumulated
	Equity Shares			Additional				Other					Equity -				Total
	No. of			Paid In		Comprehensive		Comprehensive		No. of			Options		Retained		Stockholders'
	shares	Amount		Capital		Income		Income		shares	Amount		Outstanding		Earnings		Equity
Balance as of March 31, 2006	153,389,140	Rs.	383,473	Rs.	10,261,783			Rs.	(33,563)	82,800	Rs.	(4,882)	Rs.	463,128	Rs.	11,201,794	Rs.	22,271,733
Issuance of equity shares on exercise of options	15,366		38		5,429									(5,429)		—		38
Stock based compensation	—		—		—				—	—				31,034		—		31,034
Cumulative effect adjustment on adoption of SFAS 123R	—		—		—				—					(14,806)		—		(14,806)
Comprehensive income	—		—		—				—	—		—		—		—		—
Net income	—		—		—	Rs.	1,397,612		—	—		—		—		1,397,612		1,397,612
Translation adjustment	—		—		—		363,684		363,684	—		—		—		—		363,684
Unrealized loss on investments, net of tax benefit Rs.127	—		—		—		(2,491)		(2,491)	—		—		—		—		(2,491)

Comprehensive income	—		—		—	Rs.	1,758,805		—	—		—		—		—		—

Balance as of June 30, 2006	154,404,506	Rs.	383,511	Rs.	10,267,212			Rs.	327,630	82,800	Rs.	(4,882)	Rs.	473,927	Rs.	12,599,406	Rs.	24,046,804

Convenience translation into U.S.$		U.S.$	8,361	U.S.$	223,833			U.S.$	7,143		U.S.$	(106)	U.S.$	10,332	U.S.$	274,676	U.S.$	524,238

Balance as of March 31, 2007	167,912,180	Rs.	839,561	Rs.	19,908,837			Rs.	178,640	82,800	Rs.	(4,882)	Rs.	564,937	Rs.	20,091,135	Rs.	41,578,228
Issuance of equity shares on exercise of options	137,672		688		70,246									(65,835)		—		5,099
Stock based compensation	—		—		—				—	—				44,074		—		44,074
Comprehensive income	—		—		—				—	—		—		—		—		—
Net income	—		—		—	Rs.	1,825,068		—	—		—		—		1,825,068		1,825,068
Translation adjustment	—		—		—		(399,701)		(399,701)	—		—		—		—		(399,701)
Unrealized Gain on investments, net of tax expense Rs.9,122	—		—		—		40,175		40,175	—		—		—		—		40,175
Unrecognised actuarial loss, net of tax expense Rs. 603							2,196		2,196	—		—		—		—		2,196

Comprehensive income	—		—		—	Rs.	1,467,738		—	—		—		—		—		—

Balance as of June 30, 2007	168,049,852	Rs.	840,249	Rs.	19,979,083			Rs.	(178,690)	82,800	Rs.	(4,882)	Rs.	543,176	Rs.	21,916,203	Rs.	43,095,139

Convenience translation into U.S.$		U.S.$	20,706	U.S.$	492,338			U.S.$	4,403		U.S.$	(120)	U.S.$	13,385	U.S.$	540,074	U.S.$	1,061,980

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)

	Three months ended June 30,
	2006		2007		2007
					Convenience
					translation into
					U.S.$
Cash flows from operating activities:
Net income	Rs.	1,397,612	Rs.	1,825,068	U.S.$44,975
Adjustments to reconcile net income to net cash from operating activities:
Deferred tax benefit		(245,519)		(146,954)	(3,621)
Gain on sale of available for sale securities, net		—		(15,951)	(393)
Depreciation and amortization		729,995		743,862	18,331
(Profit) / loss on sale of property, plant and equipment, net		(62,615)		807	20
Equity in loss of affiliates		15,345		4,028	99
Unrealized exchange loss		497,652		11,133	274
Stock based compensation		16,228		44,074	1,086
Minority interest		50		(3,023)	(74)
Changes in operating assets and liabilities:
Accounts receivable		(4,648,504)		141,831	3,495
Inventories		(1,790,729)		(1,097,203)	(27,038)
Other assets		(278,765)		(1,767,990)	(43,568)
Due to/from related parties, net		(111,010)		14,398	355
Trade accounts payable		3,768,859		1,015,114	25,015
Other liabilities		(45,671)		1,405,878	34,645

Net cash provided by/(used in) operating activities		(757,072)		2,175,072	53,600

Cash flows from investing activities:
Restricted cash		1,584,351		585,937	14,439
Expenditure on property, plant and equipment		(887,280)		(975,791)	(24,046)
Proceeds from sale of property, plant and equipment		65,730		3,768	93
Purchase of investment securities, net of proceeds from sale		(84,361)		12,537	309
Expenditure on intangible assets/payment of contingent consideration		(195,611)		(48,671)	(1,199)

Net cash provided by/(used in) investing activities		482,829		(422,220)	(10,405)

Cash flows from financing activities:
Proceeds from issuance of equity shares on exercise of options		38		5,099	126
Proceeds from/(repayments of) bank borrowings, net		291,428		(2,177,348)	(53,656)
Repayment of long-term debt		(1,572)		(6,248,407)	(153,977)

Net cash provided by / (used in) financing activities		289,894		(8,420,656)	(207,508)

Net decrease in cash and cash equivalents during the period		15,651		(6,667,804)	(164,313)
Effect of exchange rate changes on cash and cash equivalents		(291,037)		(221,443)	(5,457)

Cash and cash equivalents at the beginning of the period		3,712,637		17,981,447	443,111

Cash and cash equivalents at the end of the period	Rs.	3,437,251	Rs.	11,092,200	U.S.$273,342

See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)

	Three months ended June 30,
	2006		2007		2007
Supplemental disclosures:
Cash paid for:
Interest (net of interest capitalized)	Rs.	401,678	Rs.	363,254	U.S.$8,952
Income taxes		111,382		415,554	10,240
Supplemental schedule of non-cash investing activities:

Property, plant and equipment purchased on credit during the period		71,095		33,912	836
See accompanying notes to the unaudited condensed consolidated financial statements

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
1. Basis of preparation of financial statements
          The accompanying unaudited interim condensed consolidated financial statements of Dr. Reddy’s Laboratories Limited (the “Company” or “DRL”), have been prepared by management on substantially the same basis as the audited financial statements for the year ended March 31, 2007, and in the opinion of management, include all adjustments of a normal recurring nature necessary for a fair presentation of the financial information set forth herein. The preparation of unaudited condensed consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
2. Interim information
     The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the year ended March 31, 2007. The results of the interim periods are not necessarily indicative of results to be expected for the full fiscal year.
3. Convenience translation
     The accompanying unaudited interim condensed consolidated financial statements have been prepared in Indian rupees. Solely for the convenience of the reader, the financial statements as of June 30, 2007 have been translated into U.S. dollars at the noon buying rate in New York City on June 29,2007 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$1 = Rs. 40.58. No representation is made that the Indian rupee amounts have been, could have been or could be converted into U.S. dollars at such a rate or any other rate.
4. Stock based compensation
     Prior to April 1, 2006, the Company accounted for its stock-based compensation plans under SFAS 123 “Accounting for Stock Based Compensation”. On April 1, 2006, the Company adopted SFAS No. 123R (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective-application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption.
     The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123. The Company elected to continue to estimate the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management’s best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended June 30,
	2006	2007
Dividend yield	0.5%	0.75%
Expected life	12-78 months	12-78 months
Risk free interest rates	4.5 - 7.5%	7.8 - 8.2%
Volatility	23.4 - 50.7%	28.4 - 32.7%

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
4. Stock based compensation (continued)
     At June 30, 2007, the Company had four stock-based employee compensation plans, which are described more fully in Note 11. The Company had two stock based employee compensation plans and its subsidiary, Aurigene Discovery Technologies Limited, had two stock based employee compensation plans.
     As of June 30, 2007, the Company had approximately Rs. 439,846 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under our plans. This cost is expected to be recognised as stock-based compensation expense over a weighted-average period of 4 years.
     The total employee stock based compensation expense for the three months ended June 30, 2006 and 2007 was Rs. 31,034 and Rs. 44,074, respectively.
     A recent amendment to the Indian tax regulations requires the Company to pay a tax titled the Fringe Benefit Tax (FBT) on employee stock options. The FBT is computed based on the fair market value of the underlying share on the date of vesting of an option as reduced by the amount actually paid by the employee for the exercise of the options. The Company’s obligation to pay FBT arises only upon the exercise of the options and will be recorded at the time of the exercise. The FBT paid during the three months ended June 30, 2007 is not material

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
5. Restricted cash
     As of March 31, 2007, the current portion of restricted cash was primarily comprised of term deposits amounting to Rs. 585,937 pledged as security for a short term loan taken from the State Bank of India. On the repayment of the short term loan during the three months ended June 30, 2007, restrictions on these term deposits were released.
6. Taxes on Income
      Effective April 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation 48, Accounting for Uncertainty in Income Taxes (FIN 48). This Interpretation clarifies the accounting for uncertainity in income taxes recognized in an enterprises financial statements in accordance with SFAS 109, Accounting for Income Taxes and prescribes a recognition threshold of more likely than not to be sustained upon examination. The adoption of FIN 48 did not have any material impact on the retained earnings or provision for taxation as of April 1, 2007. Upon adoption, the liability for income taxes (including interests and penalties) associated with uncertain tax positions (i.e. unrecognized tax benefits) at April 1, 2007 was Rs. 455,431, which if recognized, would favorably affect the Company’s effective tax rate.
      Although it is difficult to anticipate the final outcome or timing of resolution of any particular uncertain tax positions, the Company as of June 30, 2007 had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.
     It is the Company’s consistent policy to include any penalties and interest related to income taxes as part of income tax expense.
     A listing of open tax years in respect of the Company’s significant tax jurisdictions is given below. Additionally, some uncertain tax positions relate to earlier years which are currently under dispute with the tax authorities.

Jurisdiction	Open tax years
India	2004-05 to 2006-07
USA	2004, 2005, 2006
Germany	2004, 2005, 2006

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share)
7. Goodwill
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company tests goodwill for impairment at least annually.
     The following table presents the changes in goodwill during the year ended March 31, 2007 and for the three months ended June 30, 2007:

	Year ended		Three months ended
	March 31, 2007		June 30, 2007
Balance at the beginning of the period (1)	Rs.	16,816,452	Rs.	15,722,631
Acquired during the period		(2,013,351)		19,576
Effect of translation adjustments		919,530		(694,702)

Balance at the end of the period (1)	Rs.	15,722,631	Rs.	15,047,505

     Goodwill acquired during the year ended March 31, 2007 and for three months ended June 30, 2007 represents the following:

	Year ended		Three months ended
	March 31, 2007		June 30, 2007
Cash paid or payable towards contingent consideration in purchase business combinations	Rs.	96,987	Rs.	19,576
Adjustment on account of completion of final allocation of purchase price in acquisition of betapharm		(2,110,338)		—

	Rs.	(2,013,351)	Rs.	19,576

     The following table presents the allocation of goodwill among the Company’s segments:

	As of March 31,		As of June 30,
	2007		2007
Formulations(1)	Rs.	349,774	Rs.	349,774
Active Pharmaceutical Ingredients and Intermediates		997,025		997,025
Generics		14,285,395		13,610,269
Drug Discovery		90,437		90,437

	Rs.	15,722,631	Rs.	15,047,505

(1)	Includes goodwill arising on investment in affiliate of Rs. 181,943.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
8. Intangible assets, net
     In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” intangible assets are amortized over the expected benefit period or the legal life, whichever is lower.
     The following table presents acquired and amortized intangible assets as of June 30, 2007 and March 31, 2007:

	As of June 30 , 2007
	Gross carrying		Accumulated		Net carrying
	amount		amortization		value
Trademarks	Rs.	2,585,812	Rs.	2,395,075	Rs.	190,737
Trademarks not subject to amortization		4,868,333		—		4,868,333
Product related intangibles		13,405,390		1,260,807		12,144,583
Beneficial toll manufacturing contract		631,925		234,839		397,086
Non-competition arrangements		129,013		120,013		9,000
Marketing rights		8,160		8,160		—
Customer related intangibles including customer contracts		169,838		152,383		17,455
Others		10,185		8,625		1,560

	Rs.	21,808,656	Rs.	4,179,902	Rs.	17,628,754

	As of March 31, 2007
	Gross carrying		Accumulated				Net carrying
	amount		amortization		Adjustments		value
Trademarks	Rs.	2,597,962	Rs.	2,359,221		—	Rs.	238,741
Trademarks not subject to amortization		5,943,440		—		815,967		5,127,473
Product related intangibles		14,920,953		1,180,701		740,736		12,999,516
Beneficial toll manufacturing contract		665,505		179,691		—		485,814
Core technology rights and licenses		132,753		—		132,753		—
Non-competition arrangements		131,214		120,030		—		11,184
Marketing rights		95,130		14,365		80,765		—
Customer related intangibles including customer contracts		177,375		153,435		—		23,940
Others		10,624		8,879		—		1,745

	Rs.	24,674,956	Rs.	4,016,322	Rs.	1,770,221	Rs.	18,888,413

     The aggregate amortization expense for the three months ended June 30, 2006 and 2007 was Rs. 387,809 and Rs. 350,708, respectively.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
8. Intangible assets, net (continued)
     Estimated amortization expense for the next five years and thereafter with respect to such assets is as follows:

For the nine months period ended March 31, 2008	Rs.	1,075,621
For the year ended March 31, 2009		1,252,086
2010		978,831
2011		978,378
2012		940,262
Thereafter		7,535,243

Total	Rs.	12,760,421

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
8. Intangible assets, net (continued)
     The intangible assets (net of amortization) as of June 30, 2007 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	186,637	Rs.	4,100		—	Rs.	190,737
Trademarks not subject to amortization		—		4,868,333		—		4,868,333
Product related intangibles		—		12,144,583		—		12,144,583
Beneficial toll manufacturing contract		—		397,086		—		397,086
Non-competition arrangements		—		—		9,000		9,000
Customer related intangibles including customer contracts		—		—		17,455		17,455
Others		—		1,560		—		1,560

	Rs.	186,637	Rs.	17,415,662	Rs.	26,455	Rs.	17,628,754

     The intangible assets (net of amortization) as of March 31, 2007 have been allocated to the following segments:

					Custom
					Pharmaceutical
	Formulations		Generics		Services		Total
Trademarks	Rs.	233,108	Rs.	5,633		—	Rs.	238,741
Trademarks not subject to amortization		—		5,127,473		—		5,127,473
Product related intangibles		—		12,999,516		—		12,999,516
Benefical toll manufacturing contract		—		485,814		—		485,814
Non-competition arrangements		—		177		11,007		11,184
Customer related intangibles		—		584		23,356		23,940
Others		—		1,745		—		1,745

	Rs.	233,108	Rs.	18,620,942	Rs.	34,363	Rs.	18,888,413

Write-down of intangible assets acquired in Trigenesis acquisition
In 2004, the Company, through the acquisition of Trigenesis Therapeutics Inc. (“Trigenesis”), acquired certain technology platforms and marketing rights for a total consideration of Rs. 496,715 (U.S.$11,000) which was accounted for as a purchase of intangible assets. During the quarter ended March 31, 2007, the Company completed its detailed review of its business opportunities against each of the core technology rights, licenses and marketing rights it acquired in connection with the acquisition of Trigenesis. As a result of this review, the Company determined that further commercialization of the intangible assets may not be economically viable because of further regulatory and approval process requirements and unfeasible partnering prospects, and therefore discontinued its efforts to further develop these assets. Accordingly, the net carrying value of the intangible assets was written down to Rs. Nil, by recording an amount of Rs. 213,518 as expense during the quarter ended March 31, 2007. The above write-down, which relates to the Company’s specialty business (included in “Generics”) has been included in the “Adjustments” column in the March 31, 2007 table above.
Change in estimated useful life of beneficial toll manufacturing contract intangible
The Company’s German operations primarily sourced its products from Salutas GmbH (“Salutas”) under the then existing long-term contract. The contract gave betapharm a benefit by way of a larger commitment period to supply products at a favorable purchase price. Accordingly, at the time of betapharm’s purchase price allocation, this was identified as a beneficial toll manufacturing contract and recorded as an intangible asset. In January 2007, Salutas served a termination notice to betapharm cancelling its future commitments to supply products under the contract. betapharm renegotiated its terms and prices with Salutas, which resulted in a reduction in the overall committed supply period from 58 months to 24 months and increased procurement prices. Based on this amendment in January 2007, the Company revised its estimated useful life of the intangible and accordingly is amortizing the balance unamortized amount as on the date of such amendment over the revised remaining useful life.
Write-down of intangible assets acquired in betapharm acquisition
During the year ended March 31, 2007, triggered by the above contract amendment with Salutas resulting in supply constraints in the short term period and increased procurement prices and certain market events including continuing decreases in market price and increased competitive intensity, the Company tested the carrying value of betapharm intangibles for impairment. The carrying value of these intangibles included certain product related intangibles and the ‘beta’ brand. The Company markets a broad and diversified portfolio comprising of formulations(primarily solid dose) in the German generic market under the ‘beta’ brand. ‘beta’ brand was fair valued applying the relief from royalty method. As a result of this review, the Company recorded a write-down of intangible assets of Rs. 1,556,703 during the quarter ended March 31, 2007 and adjusted the carrying value of the ‘beta’ brand and certain product related intangibles as of March 31, 2007. The above write down, relates to the Company’s generics segment and has been included in the “Adjustments” column in the March 31, 2007 table above.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
9. Property, plant and equipment, net
     Property, plant and equipment consist of the following:

	As of March 31,		As of June 30,
	2007		2007
Land	Rs.	875,662	Rs.	868,601
Buildings		3,063,872		3,276,934
Plant and machinery		9,974,476		10,137,366
Furniture, fixtures and office equipment		936,504		951,793
Vehicles		383,024		382,218
Computer equipment		679,076		734,559
Capital work-in-progress		2,805,221		3,245,651

		18,717,835		19,597,122
Accumulated depreciation		(6,290,037)		(6,633,892)

	Rs.	12,427,798	Rs.	12,963,230

     Depreciation expenses for the three months ended June 30, 2006 and 2007 were Rs. 342,186 and Rs. 393,154 respectively.
10. Inventories
     Inventories consist of the following:

	As of March 31,		As of June 30,
	2007		2007
Raw materials	Rs ..	2,147,896	Rs.	2,284,896
Packing material, stores and spares		560,629		670,900
Work-in-process		1,674,235		2,142,715
Finished goods		3,162,820		3,327,720

	Rs.	7,545,580	Rs.	8,426,231

     During the three months ended June 30, 2006 and 2007, the Company recorded an inventory write-down of Rs. 131,297 and Rs. 97,610, respectively, resulting from a decline in the market value of certain finished goods and write down of certain raw materials. These amounts are included in the cost of revenues.
     In the quarter ended June 30, 2007, betapharm and Salutas agreed to the firm purchase quantities under its long-term supply contract, which resulted in a loss on firm purchase commitment on certain products amounting to Rs. 268,227 which is included in the cost of revenues.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
11. Employee stock incentive plans
     Dr. Reddy’s Employees Stock Option Plan-2002 (the “DRL 2002 Plan”):
          The Company instituted the DRL 2002 Plan for all eligible employees pursuant to the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The DRL 2002 Plan covers all employees of DRL and all employees and directors of its subsidiaries. Under the DRL 2002 Plan, the Compensation Committee of the Board (the “Compensation Committee”) administers the DRL 2002 Plan and grant stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant. The vesting period for options issued under the DRL 2002 Plan range between one and four years.
          The DRL 2002 Plan was amended on July 28, 2004 at the annual general meeting of shareholders to provide for stock option grants in two categories:
          Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
          Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
          The DRL 2002 Plan was further amended on July 27, 2005 at the annual general meeting of shareholders to provide for stock option grants in two categories:
          Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and
          Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs.5 per option).
          Under the DRL 2002 Plan, the exercise price of the fair market value options granted under Category A above is determined based on the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee , after obtaining the approval of the shareholders in the annual general meeting, may grant options with a per share exercise price other than fair market value and par value of the equity shares.
After the stock dividend issued by the Company in August 2006, the DRL 2002 Plan provides for stock options granted in two categories as follows:

	Number of Options	Number of Options
	granted Under	granted Under
Particulars	category A	category B	Total
Options reserved under original Plan	300,000	1,995,478	2,295,478
Options exercised prior to stock dividend date (A)	94,061	147,793	241,854
Balance of shares that can be alloted exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options reserved after stock dividend (A+B+C)	505,939	3,843,163	4,349,102
          On April 5, 2007, certain employees surrendered their par value options under the DRL 2002 Plan and the Company issued par value options under the DRL 2007 Plan (discussed below) to such employees. This transaction was a modification of the stock options already granted under the DRL 2002 Plan. The incremental cost, which was immaterial, and the unamortised cost of surrendered options, as per the guidance in SFAS 123(R), has been recognized in the statements of operations over the vesting period of the new options granted under the DRL 2007 Plan.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
11. Employee stock incentive plans (continued)
          Stock option activity under the DRL 2002 Plan in the two categories of options (i.e. fair market value and par value options) was as follows:
Category A — Fair Market Value Options

	Three months ended June 30, 2006
				Weighted-
			Weighted-	average
			average	remaining
	Shares arising	Range of exercise	exercise	contractual life
	out of options	prices	price	(months)
Outstanding at the beginning of the period	234,500	362.5-531.51	439.43	64
Expired / forfeited during the period	(10,000)	442.5-574.5	541.50	—

Outstanding at the end of the period	224,500	362.5-531.51	434.88	62

Exercisable at the end of the period	130,550	362.5-531.51	456.11	47

Category B — Par Value Options

	Three months ended June 30, 2006
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of exercise		exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	729,968	Rs.	5	Rs.	5	81
Granted during the period	416,260		5		5	90
Forfeited during the period	(4,332)		5		5	—
Exercised during the period	(15,366)		5		5	—

Outstanding at the end of the period	1,126,530		5		5	82

Exercisable at the end of the period	112,292	Rs.	5	Rs.	5	59

Category A — Fair Market Value Options

	Three months ended June 30, 2007
						Weighted-
						average
				Weighted-		remaining
	Shares arising	Range of exercise		1average		contractual life
	out of options	prices		exercise price		(months)
Outstanding at the beginning of the period	191,580	Rs.	362.5-531.51	Rs.	427.9	54
Expired / forfeited during the period	(1,900)		442.5		442.5	—
Exercised during the period	(10,100)		441.5-442.5		441.7	—

Outstanding at the end of the period	179,580		362.5-531.51		426.9	52

Exercisable at the end of the period	138,180	Rs.	362.5-531.51	Rs.	439.0	41

Category B — Par Value Options

	Three months ended June 30, 2007
						Weighted-
				Weighted-		average
				average		remaining
	Shares arising	Range of exercise		exercise		contractual life
	out of options	prices		price		(months)
Outstanding at the beginning of the period	889,252	Rs.	5	Rs.	5	77
Granted during the period	386,060		5		5	90
Forfeited during the period	(35,862)		5		5	—
Surrendered by employees during the period	(138,418)		5		5	—
Exercised during the period	(127,572)		5		5	—

Outstanding at the end of the period	973,460		5		5	69

Exercisable at the end of the period	114,702	Rs.	5	Rs.	5	56

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
11. Employee stock incentive plans (continued)
          No options at fair market value were granted during the three months ended June 30, 2006 and 2007. The per option weighted average grant date fair value of options granted under the DRL 2002 Plan at par value during the three months ended June 30, 2006 and 2007 were Rs.574.02 and Rs.549.32, respectively. The aggregate intrinsic value of options exercised under the DRL 2002 Plan for the three months ended June 30, 2006 and 2007 was Rs.12 million and Rs.84 million, respectively. As of June 30, 2007, options outstanding and exercisable under the DRL 2002 Plan had an aggregate intrinsic value of Rs.635 million and Rs.75 million, respectively.
     Dr. Reddy’s Employees ADR Stock Option Plan-2007 (the “DRL 2007 Plan”):
     The Company instituted the DRL 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The DRL 2007 Plan came into effect on approval of the Board of Directors on January 22, 2007. The DRL 2007 Plan covers all eligible employees of the company and all eligible employees and directors of its subsidiaries. Under the DRL 2007 Plan, the Compensation Committee of the Board (the “Compensation Committee”) administers the DRL 2007 Plan and grants stock options to eligible employees of the Company and its subsidiaries. The Compensation Committee determines the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.
          Stock option activity under the DRL 2007 Plan in the two categories of options (i.e. fair market value and par value options) was as follows:
Category B — Par Value Options

Three months ended June 30, 2007
Weighted-
average
				Weighted-		remaining
	Shares arising out	Range of exercise		average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	—		—		—	—
Granted during the period	206,818	Rs.	5	Rs.	5	81
Outstanding at the end of the period	206,818	Rs.	5	Rs.	5	81

Exercisable at the end of the period	—		—		—	—

          The per option weighted average grant date fair value for options granted under the DRL 2007 Plan at par value during the three months ended June 30, 2007 was Rs.550.51. As of June 30, 2007 options outstanding under the DRL 2007 Plan had an aggregate intrinsic value of Rs.133 million.
          No options were granted at Fair Market Value under this plan during the three months ended June 30, 2007.
          Aurigene Discovery Technologies Ltd. Employee Stock Option Plan (the “Aurigene ESOP Plan”):
          In fiscal 2004, Aurigene Discovery Technologies Limited (“Aurigene”), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined bythe Compensation Committee. The options vest at the end of three years from the date of grant of option.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
11. Employee stock incentive plans (continued)
Stock option activity under the Aurigene ESOP Plan was as follows:

	Three months ended June 30, 2006
						Weighted-
						average remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	528,907	Rs.	10	Rs.	10	67
Granted during the period	135,000		10		10	73
Forfeited during the period	(66,824)		10		10	—

Outstanding at the end of the period	597,083	Rs.	10	Rs.	10	69

Exercisable at the end of the period	—		—		—	—

	Three months ended June 30, 2007
						Weighted-
						average remaining
	Shares arising out	Range of exercise		Weighted-average		contractual life
	of options	prices		exercise price		(months)
Outstanding at the beginning of the period	1,183,583	Rs.	10	Rs.	10	62
Granted during the period	—		—		—	—
Forfeited during the period	(24,089)		10		10	—

Outstanding at the end of the period	1,159,494		10		10	59

Exercisable at the end of the period	59,743	Rs.	10	Rs.	10	32
          The per option weighted average grant date fair value for options granted under the Aurigene ESOP Plan during the three months ended June 30, 2006 was Rs.2.50. No options were granted under Aurigene ESOP Plan during the three months ended June 30, 2007.
Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the “Management Plan”):
          In fiscal 2004, Aurigene had adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene had reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options were granted at a price per share as determined by the compensation committee. The options vest on the date of grant of the options.
          No options were granted during the three months ended June 30, 2006 and 2007 under the Management Plan. As of June 30, 2007, there were no outstanding stock options under the Management Plan.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
12. Employee benefit plans
          Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy’s Laboratories Gratuity Fund (the “Gratuity Fund”). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and debt instruments of government-owned corporations.
          The components of net periodic benefit cost for the three months ended June 30, 2006 and 2007 is as follows:

	Three months ended June
	30,
	2006		2007
Service cost	Rs.	6,774	Rs.	7,471
Interest cost		3,972		5,155
Expected return on plan assets		(4,048)		(4,223)
Recognised net actuarial (gain) / loss		1,182		1,396

Net amount recognized	Rs.	7,880	Rs.	9,799

          Pension plan: All of the employees of Falcon are entitled to a pension plan in the form of a Defined Benefit Plan. The pension plan provides a payment to vested employees at retirement or termination of employment. This payment is based on the employee’s integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities with regard to the Pension Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Pension Fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of the Company.
          The components of net periodic benefit cost for the three months ended June 30, 2006 and 2007 is as follows:

	Three months		Three months
	ended		ended
	June 30,		June 30,
	2006		2007
Service cost	Rs.	4,205	Rs.	3,914
Interest cost		3,588		3,194
Expected return on plan assets		(3,787)		(3,969)
Amortisation of net transition obligation /(asset)		1,070		966
Recognised net actuarial (gain)/loss		(38)		—
Cost price inflation index adjustment		189		144

Net amount recognized	Rs.	5,227	Rs.	4,249

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
13. Commitments and Contingencies
          Capital Commitments: As of March 31, 2007 and June 30, 2007, the Company had committed to spend approximately Rs.1,186,049 and Rs.902,908, respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.
          Guarantees: In accordance with the provisions of FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, the Company recognizes the fair value of guarantee and indemnification arrangements issued or modified by the Company, if these arrangements are within the scope of that Interpretation. In addition, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
13. Commitments and Contingencies (continued)
          Our equity investee, Kunshan Rotam Reddy Pharmaceuticals Co. Limited (“KRRP”) secured a credit facility of Rs.32,000 from Citibank, N.A. (“Citibank”). During the fiscal year ended March 31, 2006, the Company issued a corporate guarantee amounting to Rs.45,000 in favor of Citibank to enhance the credit standing of KRRP. The guarantee is required to be renewed every year and the Company’s liability may arise in case of non-payment by KRRP under its credit facility agreement with Citibank. As of June 30, 2007, the fair value of such liability is not material.
          Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs Prices Control Order (the “DPCO”), the Government of India has the authority to designate a pharmaceutical product as a “specified product” and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a “specified product” and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the “High Court”) challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court.
          During the fiscal year ended March 31, 2006, the Company received a notice from the Government of India demanding the recovery of the price the Company charged for Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs.284,984, including interest thereon. The Company filed a writ petition in the High Court challenging the Government of India’s demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered the Company to deposit 50% of the principal amount claimed by the Government of India, which amounts to Rs.77,149. The Company deposited this amount with the Government of India on November 14, 2005 while it awaits the outcome of its appeal with the Supreme Court. The Company has provided fully against the potential liability in respect of the principal amount demanded (included under other current liabilities) and believes that the possibility of any liability that may arise on account of interest and penalty is remote. In the event that the Company is unsuccessful in the litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India and penalties or interest if any, the amounts of which are not readily ascertainable.
          During the fiscal year ended March 31, 2003, the Central Excise Authorities of India (the “Authorities”) issued a demand notice on one of the Company’s vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities demanded payment of Rs.175,718 from the vendor, including a penalty of Rs.90,359. The Authorities, through the same notice, issued a penalty claim of Rs.70,000 against the Company. During the fiscal year ended March 31, 2005, the Authorities issued an additional notice on the vendor demanding Rs.225,999 from the vendor, including a penalty of Rs.51,152. The Authorities, through the same notice, issued a penalty claim of Rs.6,500 against the Company. Further, during the fiscal year ended March 31, 2006, the Authorities issued an additional notice on the vendor demanding payment of Rs.33,549. The Company has filed appeals against these notices. On August 31, 2006 and September 30, 2006 the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the “CESTAT”) on the matter. On October 31, 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demands. On July 20, 2007, the Authorities appealed against this order in the Supreme Court. The Company believes that the ultimate outcome will not have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
13. Commitments and Contingencies (continued)
          In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis’ (“Aventis”) Allegra® tablets. The Company is currently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients (“API”) patents that are the subject matter of litigation concerning the Company’s tablets. The Company has obtained summary judgment as to each of the formulation patents. In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited (“Teva”) launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated (bioequivalent) to Aventis’ Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the District Court denied Aventis’ motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to Company’s tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, the Company could be required to pay damages related to the sales of its fexofenadine hydrochloride tablets and be prohibited from selling those products in the future.
          In March 2000, Dr. Reddy’s Laboratories Inc. (“DRLI”), a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder (Pharma, LLC) for a cash consideration of Rs.1,072, which was accounted for by the purchase method. The terms of the Stock Redemption Agreement dated March 2000 and Amendment to Stock Purchase Agreement dated March 2002 also provide for contingent consideration not exceeding U.S.$14,000 over the ten years following such purchase based on achievement of sales of certain covered products. Such payments were to be recorded as goodwill in the period in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Accordingly, as of March 31, 2007 Rs.452,725 (U.S.$10,415) has been paid towards such contingent consideration and recorded as goodwill on achievement of such specified milestones.
          In August 2006, the Company received a letter from Pharma, LLC alleging that sales of certain products were excluded by the Company from its calculation of gross revenue in computing the amount payable to Pharma, LLC. The Company, in its response, has stated that the stated products, being the authorized generic products of the partnering innovator company, are not DRLI products and therefore fall within the definition of “excluded products”. Accordingly, the Company has rejected Pharma LLC’s claim for its share of consideration from sale of these products. Subsequently, in October, 2006, Pharma LLC has instituted an Arbitration Proceeding under the Redemption Agreement. This arbitration was settled during the quarter ended 30 September 2007 by executing a settlement arrangement through which all remaining payments amounting to USD 4,492 has been agreed to be paid in various instalments beginning October 1, 2007 and ending on January 1, 2009. Pursuant to such settlement, the Company has recorded the amount payable to Pharma LLC aggregating to Rs.178,984 (U.S. $ 4,492 ), representing the balance contingent consideration as goodwill in the financial statements for the quarter ending September 30, 2007.
          On April 18, 2007, the Company terminated all of its Over The Counter (“OTC”) agreements with Leiner Health Products, LLC (“Leiner”). This action was taken by the Company after receiving notice that, on March 16, 2007, Leiner had been served with a list of Inspection Observations on a Form 483 from the United States Food and Drug Administration (“U.S. FDA”) inspectors and, in response thereto, on March 20, 2007, suspended all of its packaging, production and distribution of OTC Products manufactured, packaged or tested at its facilities in the United States. Under the terminated agreements, Dr. Reddy’s had provided Leiner with supply of API to produce OTC products as well supply of finished dose tablets, and access to certain OTC products under development. Subsequently,on March 10, 2008 , Leiner filed for bankruptcy. The Company does not believe that this termination and Leiner’s filing for bankruptcy will have any material impact on its financial position, results of operations or cashflows in any given accounting period.
          In March 2007, the patent for Fosamax (Merck & Co.’s brand name for alendronate sodium, which the Company and several other companies sell in generics versions) in Germany was reinstated in favor of Merck & Co. betapharm has filed protective writs to prevent a preliminary injunction without hearing. As of June 30, 2007, no injunction had been granted to Merck & Co. Based on a legal evaluation, betapharm continues selling its generic version of the product and believes that European patent reinstatement does not affect its ability to continue such sales. The Company does not believe that the patent reinstatement will have any material impact on its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)
13. Commitments and Contingencies (continued)
          The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.
          In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers’ agricultural land. The compensation was fixed at Rs.1.30 per acre for dry land and Rs.1.70 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs.2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.
          Additionally, the Company and its affiliates are involved in other disputes, lawsuits, claims, governmental and/or regulatory inspections, inquiries, investigations and proceedings, including patent and commercial matters that arise from time to time in the ordinary course of business. However, the Company believes that there are no such pending matters pending that are expected to have material impact in relation to its financial position, results of operations or cash flows in any given accounting period.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
14. Earning per share
          A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Three months ended
	June 30,
	2006	2007

Basic earnings per equity share – weighted average number of equity shares outstanding	153,397,582	167,927,309
Effect of dilutive equivalent shares-stock options outstanding	626,288	800,332

Diluted earnings per equity share – weighted average number of equity shares outstanding	154,023,870	168,727,641

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information
a) Segment information
          The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:
•	Formulations – Revenues by therapeutic product category; Gross profit;

•	Active pharmaceutical ingredients and intermediates – Gross profit, revenues by geography and key products;

•	Generics – Gross profit:

•	Drug discovery – Revenues and expenses ; and

•	Custom pharmaceutical services – Gross profit.
          The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company’s business, depreciation and amortization expenses, are not fully identifiable with/ allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.
          Formulations
          Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. Effective April 1, 2007, the Company’s critical care and biotechnology segment was merged into its formulations segment. Accordingly, disclosures relating to the previous period have been reclassified / regrouped to conform to current period presentation. An analysis of revenues by therapeutic category of the formulations segment is given below:

	Three months
	ended June 30,
	2006		2007
Gastrointestinal	Rs.	768,978	Rs.	935,538
Pain control		563,715		682,162
Cardiovascular		504,004		587,918
Anti-Infectives		366,691		324,467
Dermatology		124,845		123,343
Others		963,162		885,906

Revenues from external customers	Rs.	3,291,395	Rs.	3,539,334
Intersegment revenues[1]		8,385		—
Adjustments[2]		235,054		511,861

Total revenues	Rs.	3,534,834	Rs.	4,051,195

Cost of revenues	Rs.	909,312	Rs.	1,311,267
Intersegment cost of revenues[3]		92,731		125,196
Adjustments[2]		62,678		(291,322)

	Rs.	1,064,721	Rs.	1,145,141

Gross profit		2,297,737		2,102,871
Adjustments[2]		172,376		803,183

	Rs.	2,470,113	Rs.	2,906,054

(1)	Intersegment revenues is comprised of transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost of the transferring segment.

(2)	The adjustments represent reconciling items from local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments.

(3)	Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost of the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
          Active pharmaceutical ingredients and intermediates
          Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.
          An analysis of gross profit for this segment is given below:

	Three months ended June 30,
	2006		2007
Revenues from external customers	Rs.	2,097,290	Rs.	2,440,548
Intersegment revenues[1]		370,160		460,157
Adjustments[2]		(166,678)		(283,642)

Total revenues	Rs.	2,300,772	Rs.	2,617,063

Cost of revenues	Rs.	1,549,738	Rs.	1,635,563
Intersegment cost of revenues		8,385		—
Adjustments[2]		129,340		(45,836)

	Rs.	1,687,463	Rs.	1,589,727

Gross profit		909,327		1,265,142
Adjustments[2]		(296,018)		(237,806)

	Rs.	613,309	Rs.	1,027,336

(1)	Intersegment revenues is comprised of transfers to formulations, generics and custom pharmaceutical services and is accounted for at cost of the transferring segment.

(2)	The adjustments represent reconciling items from local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments

(3)	Intersegment cost of revenues is comprised of transfers from the formulations segment to active pharmaceutical ingredients and intermediates segment and is accounted for at cost of the transferring segment.
          An analysis of revenue by geography is given below:

	Three months ended June 30,
	2006		2007
North America	Rs.	420,391	Rs.	498,198
India		660,797		565,344
Europe		439,143		536,424
Others		816,117		1,047,251

		2,336,448		2,647,217
Adjustments[1]		(35,676)		(30,154)

	Rs.	2,300,772	Rs.	2,617,063

(1)	The adjustments represent reconciling items from local GAAP financial information to conform to the consolidated U.S. GAAP segment information. Such adjustments primarily relate to consolidation and other U.S. GAAP adjustments.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15.	Segment reporting and related information (continued)

An analysis of revenues by key products is given below:

	Three months ended
	June 30,
	2006		2007
Amlodipine besylate	Rs.	17,383	Rs.	210,143
Ramipril		187,061		202,742
Ciprofloxacin hydrochloride		303,325		180,483
Clopidogrel		56,008		169,879
Montelukast		58,603		159,837
Finasteride		26,054		154,616
Naproxen		80,360		145,457
Ibuprofen		76,482		113,788
Nizatidine		36,834		105,037
Ranitidine HCl Form 2		118,154		99,226
Sertraline hydrochloride		225,079		82,032
Losartan potassium		52,460		80,968
Atorvastatin		28,152		71,791
Terbinafine HCl		105,190		64,553
Ranitidine hydrochloride Form 1		8,524		55,702
Others		921,103		720,809

	Rs.	2,300,772	Rs.	2,617,063

Generics
Generics are generic finished dosages with therapeutic equivalence to branded formulations.
An analysis of gross profit for the segment is given below:

	Three months ended
	June 30,
	2006		2007
Revenues	Rs.	6,737,186	Rs.	4,211,365
Less:
Cost of revenues		3,904,777		1,871,619
Intersegment cost of revenues[1]		234,410		334,961

		4,139,187		2,206,580

Gross profit	Rs.	2,597,999	Rs.	2,004,785

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and are accounted for at cost of the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
     Drug discovery
     The Company is involved in drug discovery through its research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	Three months ended
	June 30,
	2006		2007
Revenues	Rs.	25,322	Rs.	18,090
Less:
Cost of revenues		25,322		17,455

Gross profit		—		635

Research and development expenses	Rs.	170,364	Rs.	216,293

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
     Custom pharmaceutical services (“CPS”)
     Custom pharmaceutical services operations relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer’s requirements..

	Three months ended
	June 30,
	2006		2007
Revenues	Rs.	1,418,315	Rs.	1,017,255
Less:
Cost of revenues		956,116		800,256
Intersegment cost of revenues[1]		43,020		—

	Rs.	999,136	Rs.	800,256

Gross profit	Rs.	419,179	Rs.	216,999

(1)	Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the custom pharmaceutical services and are accounted for at cost of the transferring segment.

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
     a) Reconciliation of segment information to entity total

	Three months ended				Three months ended
	June 30, 2006				June 30, 2007
	Revenues		Gross profit		Revenues		Gross profit
Formulations	Rs.	3,534,834	Rs.	2,470,113	Rs.	4,051,195	Rs.	2,906,054
Active pharmaceutical ingredients and intermediates		2,300,772		613,309		2,617,063		1,027,336
Generics		6,737,186		2,597,999		4,211,365		2,004,785
Drug discovery		25,322		—		18,090		635
Custom pharmaceutical services		1,418,315		419,179		1,017,255		216,999
Others		32,977		(11,651)		68,090		(86,931)

	Rs.	14,049,406	Rs.	6,088,949	Rs.	11,983,058	Rs.	6,068,878

     b) Analysis of revenue by geography
          The Company’s business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	Three months ended
	June 30,
	2006		2007
India	Rs.	2,392,514	Rs.	2,575,331
North America		4,856,454		2,574,886
Europe		3,247,030		3,663,734
Russia and other countries of the former Soviet Union		1,464,007		1,666,641
Others		2,089,401		1,502,466

	Rs.	14,049,406	Rs.	11,983,058

DR. REDDY’S LABORATORIES LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)
15. Segment reporting and related information (continued)
     c) Analysis of property, plant and equipment by geography
          Property, plant and equipment (net) attributed to individual geographic segments are given below:

	As of March 31,		As of June 30,
	2007		2007
India	Rs.	10,061,138	Rs.	10,695,979
North America		1,701,157		1,617,249
Russia and other countries of the former Soviet Union		26,618		25,583
Europe		629,330		615,138
Others		9,555		9,281

	Rs.	12,427,798	Rs.	12,963,230

     16. Subsequent events

          Write-down of intangible assets acquired in betapharm
          During the quarter ended December 31, 2007, triggered by certain adverse market conditions such as decreases in market prices and an increasing trend in a new type of rebates being negotiated with SIC fund companies, and further affected due to supply constraints resulting in stock out situations, the Company tested its carrying value of betapharm intangibles for impairment. As a result of this review, the Company recorded a write-down of intangible assets of Rs.2,361,008 and adjusted the carrying value of product related intangibles as of December 31, 2007. The above write down relates to the Company’s generics segment. The Company’s impairment evaluation did not require any impairment to be recognized for goodwill.
          Tax reforms in Germany
          During the quarter ended September 30, 2007 pursuant to the changes in German tax laws, the enacted tax rate decreased by almost 10%. This amounted to a reduction in the net deferred tax liability balance at Germany by Rs.1,408 million, which was credited back to the Company’s income statement during the second quarter.

OPERATING AND FINANCIAL REVIEW
Three months ended June 30, 2007 compared to the three months ended June 30, 2006
     The following discussion and analysis should be read in conjunction with the condensed consolidated financial statements and the related notes and the Operating and Financial Review and Prospects included in our Annual Report on Form 20-F for the fiscal year ended March 31, 2007 on file with the SEC (our “Form 20-F”) and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes
     This discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to us or our business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in our Form 20-F. Readers are cautioned not to place reliance on these forward-looking statements that speak only as of their dates.
     The following table sets forth, for the periods indicated, our consolidated revenues and gross profits by segment:
												(Rs. in millions)
	Three months ended June 30, 2006						Three months ended June 30, 2007
	Revenues		Revenues % to total	Gross profit		Gross profit % to sales	Revenues		Revenues % to total	Gross profit		Gross profit % to sales
Formulations	Rs.	3,534.8	25.2%	Rs.	2,470.1	69.9%	Rs.	4,051.2	33.8%	Rs.	2,906.1	71.7%
Active pharmaceutical ingredients and intermediates		2,300.8	16.4%		613.3	26.7%		2,617.1	21.8%		1027.3	39.3%
Generics		6,737.2	48.0%		2,598.0	38.6%		4,211.4	35.1%		2,004.8	47.6%
Drug discovery		25.3	0.2%		—	—		18.1	0.2%		0.6	3.3%
Custom pharmaceutical services		1,418.3	10.0%		419.2	29.6%		1,017.3	8.5%		217.0	21.3%
Others		33.0	0.2%		(11.7)	(35.5%)		68.0	0.6%		(86.9)	(127.8%)

Total	Rs.	14,049.4	100.0%	Rs.	6088.9	43.3%	Rs.	11,983.1	100.0%	Rs.	6,068.9	50.6%

     The following table sets forth, for the periods indicated, financial data as percentages of total revenues and the increase (or decrease) by item as a percentage of the amount over the comparable period in the previous year.

	Percentage of Sales		Percentage
	Three months ended June 30,		Increase/ (Decrease)
	2006	2007	2006 to 2007
Revenues	100.0	100.0	(14.7)
Gross profit	43.3	50.6	(0.3)

Selling, general and administrative expenses	23.8	26.1	(6.4)
Research and development expenses	3.8	6.7	51.3
Amortization expenses	2.8	2.9	(9.6)
Foreign exchange (gain)/loss	0.5	(2.4)	NC

Operating income	12.9	17.2	13.6
Other (expense)/income, net	(1.4)	(0.5)	NC
Income before income taxes	11.4	16.7	24.8
Income tax benefit/(expenses)	(1.5)	(1.5)	(12.6)
Net income	9.9	15.2	30.6
Revenues
•	Our overall revenues decreased by 14.7% to Rs.11,983.1 million in the three months ended June 30, 2007, as compared to Rs.14,049.4 million in the three months ended June 30, 2006.
•	Revenues from our formulations segment increased by 14.6% compared to the three months ended June 30, 2006. This increase was primarily driven by an increase in revenues from India, Russia and former CIS countries.
•	Revenues from our active pharmaceutical ingredients and intermediates (API) segment increased by 13.7% compared to the three months ended June 30, 2006. This increase was driven by a growth in revenues from our RoW, North America and Europe regions, partially offset by a decrease in revenues from our India region.

•	Revenues of our generics segment decreased by 37.5% compared to the three months ended June 30, 2006. The decline was primarily the result of a decline in revenues from sales of authorized generics products that we launched in the three months ended June 30, 2006.

•	Revenues in our CPS segment decreased by 28.3% compared to the three months ended June 30, 2006. This decrease was primarily on account of a decrease in sales of our key products naproxen and naproxen sodium.
•	The appreciation of the Indian rupee against the United States dollar by approximately 9% (the average of daily rates for the three months ended June 30, 2007 over the average of daily rates for the three months ended June 30, 2006) resulted in a negative impact on sales because of the decline in rupee realization on sales made in United States dollars.
Segment Analysis

     Formulations. In the three months ended June 30, 2007, this segment contributed 33.8% of our total revenues, as compared to 25.2% in the three months ended June 30, 2006. Revenues in this segment increased by 14.6% to Rs.4,051.2 million in the three months ended June 30, 2007, as compared to Rs.3,534.8 million in the three months ended June 30, 2006.
     Revenues from sales of formulation in India constituted 49.9% of our total formulations revenues in the three months ended June 30, 2007 compared to 48.4% in the three months ended June 30, 2006. Revenues from India increased by 16.1% to Rs.2,022.1 million in the three months ended June 30, 2007 from Rs.1,742.0 million in the three months ended June 30, 2006. The increase in revenues was on account of an increase in revenues from sales of key brands such as Nise, our brand of nimesulide, Razo, our brand of rabeprazole, Stamlo, our brand of amlodipine and Omez, our brand of omeprazole. New products launched in India contributed Rs.42.9 million of revenues in the three months ended June 30, 2007.
     Revenues from sales of formulations outside India increased by 13.7% to Rs.2,029.1 million in the three months ended June 30, 2007 from Rs.1,784.6 million in the three months ended June 30, 2006. Revenues from sales of formulations in Russia increased by 11.3% to Rs.1,243.2 million in the three months ended June 30, 2007 from Rs.1,117.3 million in the three months ended June 30, 2006. This increase was on account of higher revenues from sales of our key brands such as Nise, our brand of nimesulide, Ketorol, our brand of ketorolac and Ciprolet, our brand of ciprofloxacin. Revenues from other former Soviet Union countries increased by 25.0% to Rs.423.5 million in the three months ended June 30, 2007 as compared to Rs.338.9 million in the three months ended June 30, 2006, primarily driven by an increase in revenues from sales of formulations in Ukraine, Belarus, Uzbekistan and Kazakhstan.
     Active Pharmaceutical Ingredients and Intermediates. In the three months ended June 30, 2007, this segment contributed 21.8% of our total revenues compared to 16.4% in the three months ended June 30, 2006. Revenues in this segment increased by 13.7% to Rs.2,617.1 million in the three months ended June 30, 2007, as compared to Rs.2,300.8 million in the three months ended June 30, 2006.
     During the three months ended June 30, 2007, revenues from sales of API in India accounted for 20.5% of our revenues from this segment compared to 27.1% in the three months ended June 30, 2006. Revenues from sales of API in India decreased by 14.4% to Rs.535.2 million in the three months ended June 30, 2007, as compared to Rs.625.2 million in the three months ended June 30, 2006. This decrease was primarily due to a decrease in sales of terbinafine and ciprofloxacin, which decrease was partially offset by an increase in sales of ramipril.
     Revenues from sales of API outside India increased by 24.2% to Rs.2,081.9 million in the three months ended June 30, 2007 from Rs.1,675.6 million in the three months ended June 30, 2006. Revenues from North America increased by 18.5% to Rs.498.2 million in the three months ended June 30, 2007 from Rs.420.4 million in the three months ended June 30, 2006. The increase was primarily on account of sales of finasteride, atorvastatin and sertraline hydrochloride, which had no corresponding sales in the three months ended June 30, 2006, as well as an increase in sales of naproxen and ranitidine. Revenues from Europe increased by 22% to Rs.536.4 million in the three months ended June 30, 2007 from Rs.439.2 million in the three months ended June 30, 2006. The increase in revenues was mainly on account of sales of escitalopram and losartan, which had no corresponding sales in the three months ended June 30, 2006, as well as higher revenues from sales of montelukast, gemcitabine and topiramate, partially offset by a decrease in revenues from sales of sumatriptan. Revenues from other markets increased by 28.3% to Rs.1,047.3 million in the three months ended June 30, 2007 from Rs.816.1 million in the three months ended June 30, 2006, primarily due to an increase in sales volumes as well as average realization in Israel, Turkey and South Korea.
     Generics. In the three months ended June 30, 2007, this segment contributed 35.1% of our total revenues compared to 48.0% in the three months ended June 30, 2006. Revenues decreased by 37.5% to Rs.4,211.4 million in the three months ended June 30, 2007 from Rs.6,737.2 million in the three months ended June 30, 2006. Excluding the revenues from sales of authorized generics, revenues grew by 8.3% to Rs.3,665.2 million. Revenues from sales of generic products in North America decreased by 59.1% to Rs.1,758.3 million in the three months ended June 30, 2007 from Rs.4,304.1 million in the three months ended June 30, 2006. Excluding the revenues from sales of authorized generics, the revenues increased by 27.5% to Rs.1,212.2 million. This increase was primarily due to revenues from sale of simvastatin, our generic versions of Merck’s Zocor® launched in December 2006, of Rs.151.5 million and revenues from sales of ondansetron, which is a generic version of GlaxoSmithKline’s Zofran®, which we launched in the end of December 2006 with 180 day marketing exclusivity, of Rs.66.2 million.
     Revenues from sales of generic products in Europe increased by 0.4% to Rs.2,442.5 million in the three months ended June 30, 2007, as compared to Rs.2,432.9 million in the three months ended June 30, 2006. The increase was primarily driven by growth of revenues in betapharm by 5% primarily on account of an increase in revenues from sales of Oxycodon HCL beta, our brand of oxycodone, Omebeta, our brand of omeprazole, Ramipril beta Comp, our brand of ramipril + HCT, which increase was partially offset by a decrease in revenues from Ramipril beta, our brand of ramipril, and Diclofen beta, our brand of diclofenac. New products launched in the three months ended June 30, 2007 contributed Rs.307.8 million. Revenues from sales of products in the United

Kingdom decreased by 25% to Rs.327.0 million from Rs.435.3 million primarily on account of a decrease in sales of our key generic products, amlopidine and omeprazole, primarily on account of a decline in average price realizations.
     Custom Pharmaceutical Services (“CPS”). Revenues from our CPS segment decreased by 28.3% to Rs.1,017.3 million in the three months ended June 30, 2007 from Rs.1,418.3 million in the three months ended June 30, 2006. This decrease was primarily on account of a decrease in sales of our key products naproxen and naproxen sodium.
Gross Margin
     Total gross margin as a percentage of total revenues was 50.7% in the three months ended June 30, 2007 compared to 43.3% in the three months ended June 30, 2006. Total gross margin decreased to Rs.6,068.9 million in the three months ended June 30, 2007 from Rs.6,088.9 million in the three months ended June 30, 2006.
     Formulations. Gross margin of this segment was 71.7% of segment’s revenues in the three months ended June 30, 2007 compared to 69.9% of this segment’s revenues in the three months ended June 30, 2006. The increase in gross margin as a percentage of revenues was mainly due to a decrease in excise duty expense as a percentage of revenues on account of benefit realized from the full operation of a new plant situated at Baddi, India, which is a tax free zone.
     Active Pharmaceutical Ingredients and Intermediates. Gross margin of this segment increased to 39.3% of this segment’s revenues in the three months ended June 30, 2007, as compared to 26.7% of this segment’s revenues in the three months ended June 30, 2006. The increase was primarily due to an increase in the proportion of sales outside India, which generally have higher prices and higher margins as compared to sales within India
     Generics. Gross margin of this segment was 47.6% of this segment’s revenues in the three months ended June 30, 2007, compared to 38.6% of this segment’s revenues in the three months ended June 30, 2006. The increase in gross margin as a percentage of revenues was due to a decrease in revenues from sales of authorized generics, which contributed 13% of this segment’s revenues in the three months ended June 30, 2007, compared to 50% of this segment’s revenues in the three months ended June 30, 2006. Authorized generics earned gross margin significantly below the average gross margin of this segment. Increase in gross margin percentage was also on account of high margin ondansetron sales.
     Custom Pharmaceutical Services (CPS). Gross margin of this segment decreased to 21.3% of this segment’s revenues in the three months ended June 30, 2007, compared to 29.6% in the three months ended June 30, 2006. This decrease was on account of a decrease in sales of our high margin products naproxen and naproxen sodium.
Selling, general and administrative expenses
     Selling, general and administrative expenses as a percentage of total revenues were 26.1% in the three months ended June 30, 2007 as compared to 23.8% in the three months ended June 30, 2006. Selling, general and administrative expenses decreased by 6.4% to Rs.3,131.1 million in the three months ended June 30, 2007 from Rs.3,346.1 million in the three months ended June 30, 2006. This decrease was largely due to a decrease in selling expenses in betapharm due to lower advertisements and sample cost, a decrease in legal and professional expenses due to efforts to reduce legal costs in the United States as well as a reduction in rent expenses at betapharm. These decreases were partially offset by an increase in expenses in our formulations segments due to increased marketing activity and product launch expenses and an increase in shipping cost due to increased sales volumes.
Research and development expenses
     Research and development costs increased by 51.3% to Rs.806.3 million in the three months ended June 30, 2007 from Rs.532.9 million in the three months ended June 30, 2006. As a percentage of revenues, research and development expenditure accounted for 6.7% of total revenue in three months ended June 30, 2007 as compared to 3.8% in the three months ended June 30, 2006. Under the terms of our research and development partnership with I-VEN Pharma Capital Limited (“I-VEN”), we received Rs.984.6 million in March 2005 to be applied to research and development costs in our generics segment, of which Rs.157.5 million was recognized as a reduction in research and development expenses in the three months ended June 30, 2006. Furthermore, we received Rs.30.7 million in three months ended June 30, 2007 compared to Rs.86.3 million in the three months ended June 30, 2006 from Perlecan Pharma Private Limited (“Perlecan”) as reimbursement of expenses incurred by us in our drug discovery segment for the development of New Chemical Entities (“NCEs”) assigned to Perlecan under the terms of our research and development arrangement entered into during fiscal 2006. Excluding the impact of the above arrangements with I-VEN and Perlecan, research and development expenses have increased by 7.8%. The increase in research and development expenses is primarily on account of an increase in product development studies in our formulation and generics segments.
Amortization expenses
     Amortization expenses decreased by 9.6% to Rs.350.7 million in the three months ended June 30, 2007 from Rs.387.8 million in the three months ended June 30, 2006.. This decline was on account of a decrease in the value of intangibles for Generics due to a write down of certain intangible assets in March 2007 which effectively reduced future amortization.
Foreign exchange gain/loss
     Foreign exchange gain was Rs.285.0 million in the three months ended June 30, 2007, compared to a loss of Rs.74.5 million in the three months ended June 30, 2006. During the three months ended June 30, 2007, the rupee, compared to its opening value, appreciated by Rs.2.765 per United States dollar. Our gain was primarily on account of mark to market gain as well as realized gains on derivative contracts taken to hedge receivables and deposits, and translation gains of loans.
Other operating income/expense, net
     Other operating income was Rs.0.8 million in the three months ended June 30, 2007, compared to income of Rs.69.5 million in the three months ended June 30, 2006. The income in the three months ended June 30, 2006 was on account of receipt of a final payment of Rs.65 million towards sale of of our manufacturing plant located in Goa. The plant was sold in the year ended March 31, 2006.
Operating income
     As a result of the foregoing, our operating income increased to Rs.2,065.0 million in the three months ended June 30, 2007, as compared to Rs.1,817.2 million in the three months ended June 30, 2006.
Other expense/income, net
     In the three months ended June 30, 2007, our other expense, net of other income, was Rs.57.5 million, as compared to other expense, net of other income, of Rs.196.7 million in the three months ended June 30, 2006. This decrease was on account of an increase in interest income, which was due to an increase in our investments in fixed deposits.
Income before income taxes and minority interest
     As a result of the foregoing, income before income taxes and minority interest increased to Rs.2,003.5 million in the three months ended June 30, 2007, compared to Rs.1,605.2 million in the three months ended June 30, 2006.
Income tax benefit/expense
     We had income tax expense of Rs.181.5 million in the three months ended June 30, 2007, compared to income tax expense of Rs.207.5 million in the three months ended June 30, 2006. This was on account of a higher proportion of income from lower tax rate regions.
Net income
     As a result of the above, our net income increased to Rs.1,825.1 million in the three months ended June 30, 2007, compared to Rs.1,397.6 million in the three months ended June 30, 2006.
Critical Accounting Policies
     Critical accounting policies are those most important to the portrayal of our financial condition and results and require the most exercise of our judgment. We consider the policies discussed under the following paragraphs to be critical for an understanding of our financial statements.

Accounting estimates
     While preparing financial statements, we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the balance sheet date and the reported amount of revenues and expenses for the reporting period. Financial reporting results rely on our estimate of the effect of certain matters that are inherently uncertain. Future events rarely develop exactly as forecasted and even the best estimates require adjustments, as actual results may differ from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recent available information. Specifically, we make estimates of:
•	the useful life of property, plant and equipment and intangible assets;

•	impairment of long-lived assets, including identifiable intangibles and goodwill;

•	our future obligations under employee retirement and benefit plans;

•	allowances for doubtful accounts receivable;

•	inventory write-downs;

•	allowances for sales returns; and

•	valuation allowance against deferred tax assets.
     We depreciate the value of property, plants and equipment, over their useful lives using the straight-line method. Estimates of useful life are subject to change in economic environments and different assumptions. Assets under capital leases are amortized over their estimated useful life or lease terms, as appropriate. We review long-lived assets, including identifiable intangibles and goodwill, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We measure recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual outcomes could vary significantly from such estimates. Factors, such as changes in the planned use of buildings, machinery or equipment or lower than anticipated sales for products with capitalized rights, could result in shortened useful lives or impairment.
     In accordance with applicable Indian laws, we provide a defined benefit retirement plan (“Gratuity Plan”) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees at retirement or termination of employment, in an amount based on the respective employee’s last drawn salary and the years of employment with us. Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which we make contributions to the Gratuity Fund. In calculating the expense and liability related to the plan, assumptions are made about the discount rate, expected rate of return on plan assets, withdrawal and mortality rates and rate of future compensation increases, as determined by us, within certain guidelines. The assumptions used may differ materially from actual results, resulting in a probable significant impact to the amount of expense recorded by us.
     We make allowance for doubtful accounts receivable, including receivables sold with recourse, based on the present and prospective financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Actual losses due to doubtful accounts may differ from the allowances made. However, we believe that such losses will not materially affect our consolidated results of operations.
     We provide for inventory obsolescence, expired inventory and inventories with carrying values in excess of realizable values based on our assessment of future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demand are less favorable than our estimates, additional inventory write-downs may be required. In all cases, inventory is carried at the lower of historical costs or realizable value.
Revenue recognition
Product sales
     Revenue is recognized when significant risks and rewards with respect to ownership of products are transferred to the customer, generally stockists or formulations manufacturers, and when the following criteria are met:
•	Persuasive evidence of an arrangement exists;

•	The price to the buyer is fixed and determinable; and

•	Collectibility of the sales price is reasonably assured.
     Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by our consignment and clearing and forwarding agent. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized upon dispatch of the products to customers from our factories. Revenue from export sales is recognized when significant risks and rewards are transferred to the customer, generally upon shipment of the products.
     Revenue from product sales include excise duties and is shown net of sales tax and applicable discounts and allowances.
     Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products are transferred by us when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis, as a percentage of sales made by them.
     Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers, generally formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from us or our consolidated subsidiaries.
     We have entered into marketing arrangements with certain marketing partners for the sale of goods. Under such arrangements, we sell generic products to our marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to our marketing partners, as all the conditions under Staff Accounting Bulletin No.104 (“SAB 104”) are then met. Subsequently, the marketing partners remit an additional amount upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by us when the realization is certain under the guidance given in SAB 104.
     We have entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, we defer the upfront payments received towards these arrangements. Such deferred amounts are recognized in the income statement in the period in which we complete our remaining performance obligations.
     Sales of generic products are recognized as revenue when the products are shipped and title and risk of loss passes on to the customeRs. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is sold to customers and the price at which it is procured from us. Provision for such chargebacks are accrued and are estimated based on the historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers and other customers and the wholesaler’s average inventory holding. Such provisions are disclosed as a reduction of accounts receivable.
     We account for sales returns in accordance with SFAS 48 by establishing an accrual in an amount equal to our estimate of sales recorded for which the related products are expected to be returned.
     We deal in various products and operate in various markets and our estimate is determined primarily by our experience in these markets for the products. For returns of established products, we determine an estimate of the sales returns accrual primarily based on our historical experience regarding sales returns. Additionally, other factors that we consider in our estimate of sales returns include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, introductions of generic products and introduction of competitive new products to the extent each of them has an impact on our business and markets. We consider all of these factors and adjust the accrual to reflect actual experience.
     In respect of certain markets, we consider the level of inventory in the distribution channel and determine whether an adjustment to our sales return accrual is appropriate. For example, if the level of inventory in the distribution channel increases, we analyze the reasons for the increase, and if the reasons indicate that sales returns will be larger than expected, we adjust the sales returns accrual. Further, the products and markets in which we operate have a rapid distribution cycle, and therefore, products are sold to the ultimate customer within a very short period of time. As a result, the impact of changes in levels of inventory in the distribution channel historically has not caused any material changes in our return estimates. Further , we have not had any significant product recalls/discontinuances within our product portfolio, which could potentially require us to make material changes to our estimates.
     With respect to new products that we introduce, they are either extensions of an existing line of products or in a general therapeutic category where we have historical experience. Our new product launches have historically been in therapeutic categories where established products exist and are sold either by us or our competitoRs. We have not yet introduced products in any new therapeutic category where the acceptance of such products is not known. The amount of sales returns for our newly launched products are not significantly different from current products marketed by us, nor are they significantly different from the sales returns of our competitors as we understand them to be based on industry publications and discussions with our customeRs. Accordingly, we do not expect sales returns for new products to be significantly different than expected sales returns of current products. We evaluate the sales returns of all of the products at the end of each reporting period and necessary adjustments, if any, are made. However, to date, no significant revision has been determined to be necessary.

License fees
     Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where we have no future obligations or continuing involvement pursuant to such milestone payment. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement.. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Furthermore, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received. In the event that the development is discontinued, the corresponding amount of deferred revenue is recognized in the income statement in the period in which the project is effectively terminated.
Service income
     Income from services, which primarily relates to contract research, is recognized as the related services are performed in accordance with the terms of the contract, as all the conditions under SAB 104 are met. Arrangements with customers for contract research and other related services are either on a fixed price, fixed timeframe or a time and material basis.
Stock Based Compensation
     We use the Black-Scholes option pricing model to determine the fair value of each option grant. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect our best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of our control. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if we use different assumptions in future periods, stock-based compensation expense could be materially impacted in future years.
     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Three months ended June 30,
	2006	2007
Dividend yield	0.5%	0.75%
Expected life	12-78 months	12-78 months
Risk free interest rates	4.5 - 7.5%	7.8 - 8.2%
Volatility	23.4 - 50.7%	28.4 - 32.7%
     Prior to April 1, 2006, we accounted for our stock-based compensation plans under SFAS 123. On April 1, 2006, we adopted SFAS No.
123(R) (revised 2004), “Share Based Payment” (“SFAS No. 123(R)”) under the modified-prospective application. Under the modified-prospective application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased, or cancelled after adoption. Under SFAS No. 123, we had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123(R), on April 1, 2006, we estimated the number of outstanding instruments which are not expected to vest and recognized an income of Rs.14,806 representing the reversal of compensation cost for such instruments previously recognized in the income statement. For the three months ended June 30, 2006 and 2007, an amount of Rs.31,034 and Rs.44,074, respectively, has been recorded as total employee stock-based compensation expense.
Functional Currency
     Our foreign subsidiaries have different functional currencies, determined based on the currency of the primary economic environment in which they operate. For subsidiaries that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee. Due to various subsidiaries operating in different geographic locations, a significant level of judgment is involved in evaluating the functional currency for each subsidiary. With respect to our foreign subsidiaries which market our products in their respective countries/regions, the functional currency has been determined as the Indian rupee, based on an individual and collective evaluation of the various economic factors listed below.
     The operations of these foreign subsidiaries are largely restricted to importing finished goods from us in India, sale of these products in the foreign country and remitting the sale proceeds to us. The cash flows realized from the sale of goods are readily available for remittance to us and cash is remitted to us on a regular basis. The costs incurred by these subsidiaries are primarily the cost of goods imported from us. The financing of these subsidiaries is done directly or indirectly by us.
     With respect to other subsidiaries, the functional currency is determined as the local currency, meaning the currency of the primary economic environment in which the subsidiary operates.
Income Taxes
     As part of the process of preparing our financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Additionally, the provision for income tax is calculated based on our assumptions as to our entitlement to various benefits under the applicable tax laws in the jurisdictions in which we operate. The entitlement to such benefits depends upon our compliance with the terms and conditions set out in these laws. Although we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.
     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. Deferred taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. We consider the scheduled reversal of the projected future taxable income and tax planning strategy in making this assessment. If we estimate that the deferred tax assets cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.
Litigation
     We are involved in various patent challenges, product liability, commercial litigation and claims, investigations and other legal proceedings that arise from time to time in the ordinary course of our business. In consultation with our counsel, we assess the need to accrue a liability for such contingencies and record a reserve when we determine that a loss related to a matter is both probable and reasonably estimable. Because litigation and other contingencies are inherently unpredictable, our assessment can involve judgments about future events.
Liquidity and Capital Resources
     We have primarily financed our operations through cash flows generated from operations and short-term borrowings for working capital. Our principal liquidity and capital needs are for making investments, the purchase of property, plant and equipment, regular business operations and drug discovery.
     As part of our growth strategy, we continue to review opportunities to acquire companies, complementary technologies or product rights. To the extent that any such acquisitions involve cash payments, rather than the issuance of shares, we may need to borrow from banks or raise additional funds from the debt or equity markets.
     The following table summarizes our statements of cash flows for the periods presented:

	Three months ended June 30,
	2006		2007		2007
	(Rs. in millions, U.S.$ in thousands)
Net cash provided by/(used in):
Operating activities	Rs.	(757.1)	Rs.	2,175	U.S.$	53,600
Investing activities		482.8		(422)		(10,405)
Financing activities		289.9		(8,420.6)		(207,508)
Effect of exchange rate changes on cash		(291.0)		(221.4)		(5,457)

Net increase/(decrease) in cash and cash equivalents	Rs.	(275.4)	Rs.	(6,889)	U.S.$	(169,770)

Cash Flow From Operating Activities
     Operating activities provided net cash of Rs.2,175 million for the three months ended June 30, 2007 as compared to Rs.757.1 million used in operating activities for the three months ended June 30, 2006. The significant increase in net cash was primarily attributable to the increase in net income as well as improved collections from customers.
     Net cash provided by operating activities for the three months ended June 30, 2007 consisted primarily of net income of Rs.1,825 million, adjustment for non-cash items of Rs.637.9 million and an increase in working capital of Rs.287.9 million.
     The increase in working capital was caused by an increase in inventories of Rs.1,097 million and other assets of Rs.1,767 million, partly offset by an increase in trade payables of by Rs.1,015 million and other liabilities of Rs.1,997 million.
Cash Flow From Investing Activities
     Net cash used in investing activities was Rs.422 million for the three months ended June 30, 2007. This was primarily on account of additional expenditure on property, plant and equipment of Rs.975 million and acquisition of intangible assets of Rs.48 million, which was partially off-set by the release of restricted cash of Rs.585 million as a result of repayment of the long term debt.
Cash Flows From Financing Activities
     Net cash used in financing activities for the three months ended June 30, 2007 was Rs.8,420.6 million, as compared to net cash provided by financing activities of Rs.289.9 million for the three months ended June 30, 2006. The increase was primarily on account of repayment of long term debt and bank borrowings of Rs.6,248 million and Rs.2,177 million, respectively
     The following table provides a list of our principal debts outstanding as of June 30, 2007:

	Principal Amount				Interest Rate
	(Rs. in millions, U.S.$ in thousands )
Debt
Short-term borrowings from banks	Rs.	1,007.57	U.S.$	24,829	LIBOR + 50 - 65bps for FC denominated loans and
Long term loan		14,282.11		351,949	EURIBOR + 70 Bps

Total	Rs.	15,289.68	U.S.$	376,778

Trend information
     Formulations. According to the Operations Research Group International Medical Statistics (“ORG IMS”) in its November 2007 Moving Annual Total (“MAT”) report, our sales of formulations in India had a growth rate of 13%, as compared to the industry growth rate of 12.3% in India. We launched 25 new products (including line extensions) in India during the fiscal year ended March 31, 2008. We expect to grow at a rate higher than the pharmaceutical industry growth rate in India.
     The Drugs Consultative Committee in India have identified a list of combination drugs being marketed in India for withdrawal of license. Subsequent to this, a committee, chaired by the Drugs Controller General of India and comprised of the Director General, ICMR and medical experts from hospitals and industry, are reviewing the matter to propose guidelines for approval of combination drugs in India.
     The competitive environment in the developing markets outside of India is changing, with most countries having moved or moving towards recognizing product patents. This implies that the new product launches in the future will depend either on the innovator patent expiries or developing non-infringing processes and/or invalidating the patents. Further, the governments in several countries are in the process of implementing various healthcare reforms to promote the consumption of generic drugs in order to contain their healthcare costs. This will present growth opportunities in several of these markets though we could witness reductions in the reimbursement prices. However, an increasing number of patent expirations over the next few years and changing demographic conditions also present additional growth opportunities. As part of our global business development program, we will continue to explore in-licensing and other opportunities to strengthen our product pipeline.
     Among our international markets, Russia is our single largest market. As per Pharmexpert estimates, the pharmaceutical market in Russia is expected to grow by 5% year-on-year. Pursuant to the Dopolnitelnoye lekarstvennoye obespechenoye (“DLO”) program, the Russian government purchases drugs for free distribution to low income individuals. There is growing interest for consolidation in the manufacturing segment. Recent transactions in the manufacturing segment include the acquisition of Akrikhin (Polpharma) by Gideon Richter and the acquisition of Makiz Pharma by Stada-Nizhpharm. There is also growing interest for consolidation in the distribution segment. In 2008, we expect several new state social programs and measures to be introduced. Such measures could include allocation of higher financing to healthcare, extension of the reimbursement list and new government programs to support domestic produceRs. Recently, the government created the Department of Domestic Pharmaceuticals Industry within the Ministry of Industry and Energy (MIE) to implement such programs and measures. Our new product launches in fiscal 2007 and fiscal 2008, which were through a combination of owned as well as in-licensed products, are contributing to our overall growth in Russia, which as per Pharmexpert December 2007 MAT was at 18% for DRL in comparison to Russia market growth of 17%. Our entry into the hospitals and over-the-counter segments also added to our overall growth in Russia. We have consistently maintained the 15th rank in the Russian market for the entire year and expect our growth momentum to continue in Russia as a result of the above initiatives. We are also focusing on driving growth in other countries in the former Soviet Union, Venezuela, Brazil, South Africa and China.
     We expect that we will continue to market our existing oncology and biotech products and develop additional products in this category. The success of our existing products is contingent upon the extent of competition in this category. In April 2007, we launched our second biotechnology product, RedituxTM, Dr. Reddy’s brand of rituximab, a monoclonal antibody used in the treatment of Non-Hodgkin’s Lymphoma. We expect to continue with our investments in building the infrastructure and capabilities for the development and launch of additional biogenerics in the less regulated markets in the next few yeaRs. Longer-term, we intend to target launches in the regulated markets as and when the regulatory pathway becomes clear in these markets.
     Active Pharmaceutical Ingredients and Intermediates. In this segment, we are focused on increasing our level of customer engagement in key markets globally to market additional products from our product portfolio to key customeRs. We are also focused on identifying unique product opportunities in key markets and protecting them through patenting strategies. As of December 31, 2007, we had a pipeline of 110 drug master files (“DMFs”) in the United States. With patent expirations in several markets in the next few years, we intend to promote growth in fiscal 2008 and beyond by leveraging our portfolio of markets and products. Despite the benefits from the launch of commercial supplies of sertraline (Zoloft®) in the United States in fiscal 2007, we were able to grow sales in the first nine months of the year ended March 31, 2008. However, in the three months ended March 31, 2007, we benefited significantly from a one-time supply of rabeprazole to Teva. The success of our API products in our key markets is contingent upon the extent of competition in the generics market, and we anticipate that such competition will continue to be significant.
     Generics. In this segment, we are focused on the regulated markets of North America (the United States and Canada) and Europe. In the United States, in the year ended March 31, 2008, we launched 9 new products. Our sales in the year ended March 31, 2008 are expected to be lower than in the year ended March 31, 2007 primarily due to the significant revenues in the year ended March 31, 2007 from the launch of fexofenadine, the generic version of Allegra® (launched at risk in April 2006), simvastatin, the authorized generic version of Zocor®, finasteride 5 mg, the authorized generic version of Proscar®, and 180-day marketing exclusivity in ondansetron, the generic version of Zofran®. The prices and volume of all these products decreased significantly in the year ended March 31, 2008 following the expiration of the 180-day marketing exclusivity period. However, in the case of fexofenadine, the volumes increased significantly as we captured significant market share. [NOT DISCUSSED]In the current fiscal year, sales of finasteride 5 mg tablets benefited from our commencement of sales to the United States government. We also commenced sales in the private label over-the-counter segment with ranitidine 150 mg tablets and cetrizine tablets. We intend to expand our portfolio over the next few years by adding solid dosages forms as well as alternate dosage forms of each product through alliances to compliment our internal product development effort. We are also expanding our presence in Canada by leveraging the infrastructure and assets that we have established for the U.S. market. The success of our existing products is contingent upon the extent of competition in the generics market, which we anticipate will continue to be significant. As of December 31, 2007, we had 73 ANDAs pending approval (including ANDAs through alliances with third parties) with the U.S. FDA. This included about 35 patent challenges. The launch of these products is contingent upon the successful outcome of litigation related to such products.
     In the United Kingdom, we did not have any significant product launches in the year ended March 31, 2008.
     In Germany, the government passed the Economic Optimization of the Pharmaceutical Care Act (AVWG), which became effective May 1, 2006. In addition, a new list of products for which the co-payment fee is waived came into effect in Germany from November 1, 2006. As a response to this legislation, some of the leading pharmaceutical companies in Germany announced aggressive price cuts and we responded with significant price cuts on those of our products subject to the new regulations. Further, in the three months ended March 31, 2007, we witnessed supply constraints from our lead supplier. We have re-negotiated the supply agreement with the lead supplier, Salutas Pharma AG whereby we have converted the agreement to a non-exclusive supply arrangement allowing us the flexibility to move individual products out of Salutas. While the products are transferred out of Salutas to alternate manufacturing locations, Dr. Reddy’s agreed to pay higher costs for the supplies which will be reflected in the results in fiscal 2008. The German government passed the Statutory Health Insurance — Competition Strengthening Act (GKV-WSG), which became effective April 1, 2007, which makes it mandatory for the pharmacist to dispense products which were under rebate contracts with insurance companies, subject to certain conditions. As a result, the insurance companies have started negotiating for higher rebates with several manufactureRs. We have also started paying higher rebates to insurance companies in the fiscal year started April 1, 2008. Due to a combination of supply constraints due to inconsistent supplies from our current supplier, on-going price reductions and higher rebates, there has been a significant impact on the financial results of betapharm in the current fiscal year. As of December 31, 2007, we have obtained site transfers for 33 products, including 6 products to our facilities in India. We target to transfer all the products out of Salutas by the middle of calendar year 2008. While the market will continue to remain competitive, we will target to improve the market shares on the back of assured supplies, new launches and cost savings from the manufacture of products in India. The future growth of betapharm is based on the continued success of our existing products which are contingent upon the extent of competition in the German market, changes in the market dynamics due to the AVWG, GKV-WSG and additional healthcare reforms further impacting the pricing, the successful transfer of key products out of Salutas to alternate supply locations, the competitive environment for our key products as well as successful new product introductions.
     Custom Pharmaceutical Services. In the year ended March 31, 2008, we witnessed some supply constraints in the raw material for one of our key products manufactured at our facility in Mexico. As a result, we were not able to service part of the customer requirements during the three months ended June 30, 2007. We have commissioned a facility in India to supply this raw material to our facility in Mexico. Excluding the revenues from our facility in Mexico, our revenues have increased significantly year-on-year as we continue to expand the portfolio of relationships and projects with large pharmaceutical companies and emerging pharmaceutical and biotechnology companies. In the year ended March 31, 2008, our revenues from our Mexico facility have declined significantly as we benefited from one-time revenues in the year ended March 31, 2007. Overall, we expect to grow this business on the strength of expanding customer relationships. In addition, we are also actively pursuing inorganic growth opportunities in this segment.
     Drug Discovery. Currently, we have a pipeline of 4 NCEs of which 3 are in clinical development and 1 is in pre-clinical development. One such NCE has been assigned to Perlecan under the terms of our research and development arrangement with Perlecan entered into during the year ended March 31, 2006, one NCE is under a co-development arrangement with Denmark based Rheoscience A/S and one NCE is under a co-development arrangement with Clintech International. In August 2007, Rheoscience A/S and Dr. Reddy’s announced the commencement of the Phase III clinical trials for Balaglitazone (DRF 2593), which is an insulin sensitizer that acts as a partial PPAR (peroxisome proliferator-activated receptor) gamma agonist. The study is the first in a series of planned Phase III trials which will investigate the safety and efficacy of Balaglitazone, as an oral anti-diabetic drug. As we make progress in advancing our pipeline through various stages of clinical development, we are building capabilities in drug development. We believe this will help to enhance the value of our NCE assets. We expect to further complement our internal research and development efforts by pursing strategic partnerships and alliances in our key focus areas.
     Specialty. We are currently in the research and development phase of our specialty pharmaceuticals business, which may become a separate segment at some point in the future. We have in-licensed the distribution rights for two U.S. FDA approved products. We are working with a development partner on a third product. We are preparing for the commercial launch of this business in fiscal 2009. We are also pursuing various strategic alternatives including in-licensing and acquisition to accelerate the business to critical mass with profitable and sustainable growth.
     Research and Development Expenses. In the year ended March 31, 2007, our research and development investments benefited from the recognition of income under the Perlecan and I-VEN agreements described above. The income recognition under the agreement with I-VEN was completed in the year ended March 31, 2007. Based on our historical research and development expense trends, our research and development expenses are expected to be higher in the second half of fiscal 2008 as compared to the first half of fiscal 2008.
Recent Developments
     In July 2007, we launched Glimy MPTM ( glimepiride + metformin + pioglitazone) in India, available in dosages of 1 mg (Glimy MP1) and 2 mg (Glimy MP2) in sizes of 10 tabs/strip and 10 strips/pack. This product launch entered us into the market for triple drug combination oral hypoglycemic agents used in the management of type 2 diabetes and is an approach to intensive glycemic control.
     In August 2007, we commenced the first phase III trial of Balaglitazone (DRF 2593) in association with Rheoscience, a Danish biopharmaceutical company focused on the discovery and development of novel pharmaceutical products for treatment for metabolic diseases and announced that the first patient had been dosed in Phase III study with balaglitazone, an insulin sensitizer acts as a partial peroxisome profilerator-activated receptor( “PPAR”) gamma agonist. The Phase III study investigated the safety and efficacy of Balaglitazone, as an oral anti-diabetic drug. Balaglitazone is being developed under a co-development agreement between us and Rheoscience in Denmark, in which Rheoscience will retain the marketing rights to European Union and China and the marketing rights in the territories of United States and rest of the world retain with us.
     In September 2007, we launched Ebernet (eberconazole 1% cream) in India by entering into the Rs.1,000 million topical anti-fungi market with an innovative first to launch formulation having superior penetration properties indicated in the treatment of superficial fungal infections. Ebernet is available in a 10gm pack and is a licensed brand from the original innovator company, Salvat Laboratories of Spain.
     We were granted final approval by the U.S. FDA for our Abbreviated New Drug Application(“ANDA”) for Ranitidine (Zantac®), a 150 mg tablet (over the counter). We were the only generic manufacturer to receive the U.S. FDA approval for this product following the expiration of the innovator’s patents in the United States. Our over the counter business unit intends to launch a store brand for this product in the United States.
     We expanded the Company’s presence in the Association of Southeast Asian nations (ASEAN) region by opening our 41st overseas office in Manila, Philippines in partnership with Britton Marketing corporation, a sister company of Britton Distributions, Inc. This office will serve the U.S.$1.8 billion Phillipines pharmaceutical market. We initially intend to target theraupetic areas like cardiology, diabetology, gastroenterology and pain management with first phase launches of major brands like Omez (omeprazole), Stamlo M (amlodipine maleate), Resilo (losartan), Reclide (glicazide), Cardiopril (ramipril), Rafree (meloxicam), Ciprolet (ciprofloxacin) and Finest (finasteride).
     In November 2007, we achieved a milestone in the development programme in association with Argenta Discovery Limited, a UK respiratory drug manufacturer, targeting a novel disease-modifying approach to treat the underlying cause of certain chronic respiratory diseases like chronic obstructive pulmonary disease (COPD) and severe asthma. We believe we are first in class for this inhaled inflammatory approach to treat chronic respiratory disease. The license agreement announced in February 2006 between us and Argenta Discovery Limited provided for collaboration to identify clinical candidates against an undisclosed but proven anti-inflammatory drug targets and we believe we have made significant progress with this collaboration by achieving this candidate drug to proceed into pre-clinical development.
     We entered into an exclusive supply collaboration agreement for ten years to advance the clinical development of SYGNIS’ lead product candidate “AX 200”, a biological molecule in the development of products to treat strokes and other neurodegenerative disorders with SYGNIS Pharma AG of Germany, which is a company focused on the research, development and marketing of innovative therapies for the treatment of neurodegenerative diseases like stroke, amyotrophic lateral sclerosis, Huntington’s Disease and neurological disorders resulting from injury such as trauma of the brain or spinal cord. The agreement secures the supply of “AX 200” far beyond the clinical development providing a solid basis for our anticipated marketing of the compound.
     In January 2008, we launched Supanac, a diclofenac potassium immediate release 50 mg tablet in India, increasing our offering in the Rs.27,000 million (U.S.$688 Million) NSAID market. Supanac is in-licensed from Applied Pharma Research (APR), Switzerland, and is used for pain management. It is a patented product developed by dynamic buffered technology, which we believe makes it a superior formulation of diclofenac, ensuring faster pain relief.
     We settled a litigation with Novartis Pharma AG by entering into a settlement agreement with Novartis pursuant to which the parties filed a stipulation of dismissal of lawsuits in the United States relating to the Abbreviated New Drug Application (“ANDA”) filed by us for a generic version of rivastigmine tartate capsules sold under the trade name Exelon, a generic version of the Novartis product indicated for the treatment of mild moderate Alzheimer’s disease dementia. The terms of the settlement agreement require us to refrain from launching a generic version of rivastigmine tartate capsules until sometime before the expiration of the Orange Book patents held by Novartis with respect to rivastigmine tartate.
     In February 2008, we entered into an agreement with SkyePharma PLC to undertake a feasibility study of a product utilizing two of SkyePharma’s proprietary drug delivery systems. The costs of this study will be paid by us. SkyePharma will also receive an up-front payment. If the feasibility study is successful, full development activities will begin later this year.
     On April 1, 2008, we entered into a definitive agreement with The Dow Chemical Company (NYSE:DOW) to acquire a portion of Dowpharma Small Molecules business associated with its United Kingdom sites in Mirfield and Cambridge. We anticipate that we will close this transaction on or about April 30, 2008, subject to receipt of necessary regulatory approvals. The acquisition includes relevant customer contracts, associated products, process technology, intellectual property, trademarks and the Dowpharma Small Molecules facilities located in Mirfield and Cambridge, United Kingdom. The two sites and the business employ approximately 80 people. We will also acquire a non-exclusive license to Dow’s Pfēnex Expression Technology™ for biocatalysis development.
     On April 3, 2008, we acquired Jet Generici Srl, a company engaged in the sale of generic finished dosages in Italy, through our Italian subsidiary, Reddy Pharma Italia SpA. Reddy Pharma Italia SpA has been engaged in building a pipeline of registrations since its incorporation on October 13, 2006. The acquisition of Jet Generici Srl provides us with access to an essential product portfolio, a pipeline of registration applications, and a sales and marketing organisation.
Recently issued accounting pronouncements
     In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No.157, Fair Value Measurements (SFAS 157). SFAS 157 defines “fair value” as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and lays down the fair value hierarchy to classify the source of information used in fair value measurements. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 157 and have not yet determined the impact adoption of this standard will have on our consolidated financial statements.
     In February 2007, the Financial Accounting Standards Board released FASB 159, “The Fair Value Option for Financial Assets and Financial Liabilities.” This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. We will be required to adopt this new standard for the fiscal year beginning April 1, 2008. We are currently evaluating the requirements of SFAS 159 and have not yet determined the impact adoption of this standard will have on our consolidated financial statements.
     In June 2007, the Emerging Issues Task Force (“EITF”) issued EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF Issue No. 07-3 provides guidance concerning the accounting for non-refundable advance payments for goods and services that will be used in future research and development activities and requires that they be expensed when the research and development activity has been performed and not at the time of payment. The provisions of EITF Issue No. 07-3 are effective for fiscal years beginning after December 15, 2007, with a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. We are currently evaluating the impact of adopting EITF Issue No. 07-3 on our consolidated financial statements
     In December 2007, FASB issued SFAS No. 141 (Revised 2007), Business Combinations (SFAS 141R). This Statement replaces SAFS No. 141, Business Combinations. SFAS 141R requires an acquirer to recognize the assets acquired, the liabilities assumed including contingencies and non-controlling interest in the acquiree, at the acquisition date, measured at their fair value, with limited exceptions specified in the statement. In a business combination achieved in stages, this Statement requires the acquirer to recognize the identifiable assets and liabilities as well as the non-controlling interest in the acquiree at full amounts of their fair values. This Statement requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date. We will be required to apply this new standard prospectively to business combinations consummated in fiscal years beginning after December 15, 2008. Early adoption is prohibited.
     In December 2007, FASB issued SFAS No. 160, Non-controlling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51 (SFAS 160). SFAS 160 establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This Statement requires the recognition of a non-controlling interest as equity in the consolidated financial statements and separate from the parent’s equity. Purchases or sales of equity interests that do not result in a change in control will be accounted for as equity transactions. We will be required to adopt this new standard prospectively, for fiscal years beginning after December 15, 2008. Early adoption is prohibited.
     In March 2008, FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities — An Amendment of FASB Statement No. 133 (SFAS 161). SFAS 161 requires enhanced disclosures on derivative and hedging activities by requiring objectives to be disclosed for using derivative instruments in terms of underlying risk and accounting designation. The Standard requires disclosures on the need of using derivative instruments, accounting of derivative instruments and related hedged items, if any, under SFAS 133 and effect of such instruments and related hedge items, if any, on the financial position, financial performance and cash flows .We will be required to adopt this new standard prospectively, for fiscal years beginning after November 15, 2008. We are currently evaluating the requirements of SFAS 161 and have not yet determined the impact this standard may have on our consolidated financial statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
Date: April 24, 2008	By:	/s/ Saumen Chakraborty
		Name:	Saumen Chakraborty
		Title:	Chief Financial Officer